FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2021 and 2020

Page No(s).
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	F-5
Notes to Financial Statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021	F-6 - F-14
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021	F-15 - F-42
Signature	F-43 - F-44

Exhibit Index
Exhibit Number Exhibit Name
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of     1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 16, 2022

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020
($ IN THOUSANDS)

	2021	2020
Assets
Investments:
Investments, at fair value (Note 4)	$5,658,514	$4,874,491
Investments, at contract value (Note 3)	815,354	811,455
Total investments	6,473,868	5,685,946
Receivables:
Notes receivable from Members	71,013	73,941
Dividends, interest and investment receivable	2,952	4,338
Total receivables	73,965	78,279
Total assets	6,547,833	5,764,225
Liabilities
Investment management expenses payable	975	934
Administrative expenses payable	—	49
Total liabilities	975	983
Net assets available for benefits	$6,546,858	$5,763,242

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021
($ IN THOUSANDS)

2021
Additions to net assets attributed to:
Contributions:
Member contributions	$178,703
Employer contributions	131,969
Rollover contributions	29,313
Total contributions	339,985

Investment income:
Net appreciation in fair value of investments	847,979
Dividends	14,791
Total investment income	862,770

Interest income on notes receivable from Members	3,905

Total additions	1,206,660

Deductions from net assets attributed to:
Benefits paid to Members	418,443
Investment management fees	4,403
Administrative expenses	198
Total deductions	423,044

Net increase in net assets	783,616

Net assets available for benefits:
Beginning of year	5,763,242
End of year	$6,546,858

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
AND FOR THE YEAR ENDED DECEMBER 31, 2021
($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds and exchange traded products to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan document during 2021 and 2020.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add or subtract to or from investment funds, or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Note 1. Description of the Plan (continued)

Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.

Administrative Costs

The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of

Note 1. Description of the Plan (continued)

Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. If a Member was receiving installment payments, upon the Member’s death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or annual installments over the beneficiary’s life expectancy. Members meeting certain requirements may additionally elect regular periodic installments on a monthly or other recurring basis over a period of years in an amount requested by the Member.

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2021 and 2020, forfeited non-vested account balances totaled $1,306 and $16, respectively, that had not been applied yet to future contributions or expenses.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2021, Matching Company contributions were reduced by $4,400 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its Members. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan as incurred.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Member and Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2021 or 2020.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.

Administrative Expenses

Generally, recordkeeping and trustee/custodian fees of the Plan are paid by the Plan Sponsor. Certain administrative expenses of the Plan are paid by the Plan. Certain transaction fees may be assessed against a Member's account if the Member elects to engage in specific types of transactions with respect to their account.
Investment Management Fees
Investment management fees and trading fees directly related to the Plan investments are paid by the Plan. These expenses are netted against the Plan's investments net asset value.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions

The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transferred money out of the Fund prior to January 1, 2021 could not move that money into the Hartford Total Return Bond HLS Fund or the Vanguard Federal Money Market Fund for 90 days. Members who transfer money out of the Fund on or after January 1, 2021 cannot move that money into the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract,

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)

plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2021 Investments at Contract Value	As of 12/31/2020 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$226,460	$233,328
American General Life	1646368	AA / Aa2	110,725	108,552
American General Life	1635582	AA+ / Aa2	84,449	83,530
RGA	RGA00058	AA / Aa2	99,019	97,645
Prudential	GA62433	AA / Aal	189,634	185,572
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	105,067	102,828
Total			$815,354	$811,455

The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic GICs held by the Plan includes wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contracts
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the GIC contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2021 or 2020.

Short-term Investments - Valued at quoted prices.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2021 and 2020 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2021 and 2020.

	Investment Assets at Fair Value December 31, 2021
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$(2,724)	$—	$—	$(2,724)
Mutual Funds	964,033	—	—	964,033
Equity Securities	545,016	—	—	545,016

Total Investments at fair value	$1,506,325	$—	$—	$1,506,325
Investments at net asset value:
Collective investment trusts				4,152,189

Total investments				$5,658,514

	Investment Assets at Fair Value December 31, 2020
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$817	$—	$—	$817
Mutual Funds	872,239	—	—	872,239
Equity Securities	786,052	—	—	786,052

Total Investments at fair value	$1,659,108	$—	$—	$1,659,108
Investments at net asset value:
Collective investment trusts				3,215,383

Total investments				$4,874,491

The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. While the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per accompanying financial statements	$6,546,858	$5,763,242
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,785	37,769
Net assets per Form 5500	$6,559,643	$5,801,011

The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2021:

Total investment income, contributions and interest income on notes receivable per accompanying financial statements	$1,206,660
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	$(37,769)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	$12,785
Total income per Form 5500	$1,181,676

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2021:

Benefits paid to Members per accompanying financial statements	$418,443
Deduct amounts allocated to deemed loan distributions	224
Benefits paid to Members per Form 5500	$418,219

Note 8. Exempt Party-in-Interest Transactions

Certain Plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services provided by Company affiliates amounted to $1 for the year ended December 31, 2021. In addition, certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2021 and 2020, the fair value of affiliated mutual funds held by the Plan was $851,268 and $748,670, respectively. At December 31, 2021 and 2020, the Plan held 3,189,323 shares and 3,799,183 shares of Hartford Stock with a cost basis of $108,221 and $118,352, respectively. The shares of Hartford Stock had a fair value of $220,191 and $171,418 at December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, purchases of shares by the Plan totaled $1,233 and $4,599, respectively, and sales of shares by the Plan totaled $20,525 and $10,517, respectively. During the year ended December 31, 2021, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $4,654.

The Plan also issues loans to participants, which are secured by the vested balances in the participants' accounts.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2020, the Plan was amended so that an eligible employee hired on or after January 1, 2020 will no longer need to wait 90 days to become a Member for purposes of making contributions to the Plan; they are immediately eligible.

Effective January 1, 2020, the Plan was amended so that the Required Beginning Date for Members who attain age 70.5 on or after January 1, 2020 will be April 1 following the calendar year in which they turn age 72 (or retire, if later).

Effective January 1, 2020, the Plan was amended so that upon the death of a Member or Deferred Member who was receiving periodic payments, the non-spouse beneficiary of the Member or Deferred Member may elect to have payments made over a period not to exceed the tenth calendar year following the year of death.

Effective March 27, 2020, the Plan was amended to include the following relief provisions permitted by the Coronavirus Aid, Relief, and Economic Security (CARES) act:

•Coronavirus-related distribution – Qualified participants could take a coronavirus-related distribution of up to $100 from the Plan without a 10% early withdrawal penalty. Eligible distributions could be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.
•Participant loans – Qualified participants could borrow up to $100 from the Plan (an increase from the $50 previously allowed) through September 22, 2020, and repayments were delayed until January 1, 2021.
•Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Effective January 1, 2021, the Plan was amended to remove the 90-day limitation on transferring funds from the Stable Value Fund to the Hartford Total Return Bond HLS Fund.

Effective July 1, 2021, the Plan was amended to reflect that the share class of the Vanguard Target Retirement Trust funds, the Plan's default funds, changed from the Vanguard Target Retirement Trust Plus to the Vanguard Target Retirement Trust Select.

Effective July 1, 2021, the Plan was amended to add new fixed percent, fixed amount, and life expectancy periodic payment options, and expand the fixed time frame periodic payment option for participants who (i) are age 55 or older and are no longer employed at the Company, (ii) terminate employment before reaching age 55 due to Retirement, provided such participant has an original hire date before January 1, 2002, or (iii) terminate employment before reaching age 55 due to disability.

Note 10. Subsequent Events

Management has evaluated events subsequent to December 31, 2021, through the date the financial statements were issued, noting there are no other subsequent events requiring adjustment or disclosure in the financial statements.

******

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		***	1,305
	AMERICAN EQUITY INVT LIFE HL		***	1,180
	AVISTA CORP		***	724
	BLACK HILLS CORP		***	811
	CACTUS INC A		***	1,189
	CHAMPIONX CORP		***	1,065
	CHEESECAKE FACTORY INC/THE		***	890
	COLUMBIA BANKING SYSTEM INC		***	1,128
	COLUMBUS MCKINNON CORP/NY		***	1,328
	COMMVAULT SYSTEMS INC		***	1,863
	CTS CORP		***	1,017
	CVB FINANCIAL CORP		***	764
	DENNY S CORP		***	1,350
	DIODES INC		***	1,005
	DYCOM INDUSTRIES INC		***	1,771
	EAGLE MATERIALS INC		***	1,604
	EAGLE PHARMACEUTICALS INC		***	781
	ENPRO INDUSTRIES INC		***	1,921
	FABRINET		***	1,134
	FERRO CORP		***	908
	FIRST FINANCIAL BANCORP		***	943
	FIRST INDUSTRIAL REALTY TR		***	1,089
	FIRST MIDWEST BANCORP INC/IL		***	1,172
	FNB CORP		***	1,068
	FRESH DEL MONTE PRODUCE INC		***	901
	G III APPAREL GROUP LTD		***	1,008
	GLATFELTER CORP		***	1,226
	GSTIF 25 BPS		***	1,383
	HAIN CELESTIAL GROUP INC		***	434
	HARSCO CORP		***	849
	HEALTHCARE REALTY TRUST INC		***	1,102
	HOSTESS BRANDS INC		***	1,721
	HUB GROUP INC CL A		***	2,002
	INDEPENDENT BANK GROUP INC		***	1,374
	INTEGER HOLDINGS CORP		***	1,528
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ITT INC		***	1,479
	JACK IN THE BOX INC		***	1,524
	JELD WEN HOLDING INC		***	472
	KEMPER CORP		***	1,108
	KITE REALTY GROUP TRUST		***	954
	KORN FERRY		***	1,701
	MCGRATH RENTCORP		***	1,140
	MINERALS TECHNOLOGIES INC		***	1,327
	MOOG INC CLASS A		***	1,099
	MUELLER WATER PRODUCTS INC A		***	1,484
	NORTHWESTERN CORP		***	1,177
	NVENT ELECTRIC PLC		***	1,119
	OXFORD INDUSTRIES INC		***	741
	PACIFIC PREMIER BANCORP INC		***	1,443
	PARSONS CORP		***	1,254
	PATTERSON COS INC		***	1,474
	PDC ENERGY INC		***	923
	PEBBLEBROOK HOTEL TRUST		***	807
	PHIBRO ANIMAL HEALTH CORP A		***	496
	PIEDMONT OFFICE REALTY TRU A		***	976
	PLEXUS CORP		***	1,607
	PRA GROUP INC		***	1,802
	PROGRESS SOFTWARE CORP		***	1,136
	PS BUSINESS PARKS INC/MD		***	1,679
	RENASANT CORP		***	1,059
	RUSH ENTERPRISES INC CL A		***	2,224
	SANDY SPRING BANCORP INC		***	1,511
	SELECTIVE INSURANCE GROUP		***	2,084
	SOUTHSTATE CORP		***	799
	SOUTHWEST GAS HOLDINGS INC		***	922
	STAG INDUSTRIAL INC		***	1,726
	TOWNE BANK		***	1,269
	TRI POINTE HOMES INC		***	1,485
	TRIMAS CORP		***	1,386
	TRUEBLUE INC		***	1,153
	UMB FINANCIAL CORP		***	1,585
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	UMPQUA HOLDINGS CORP		***	1,155
	UNIFIRST CORP/MA		***	1,360
	UNITED BANKSHARES INC		***	661
	UNITED COMMUNITY BANKS/GA		***	1,654
	VISTEON CORP		***	1,218
	WOLVERINE WORLD WIDE INC		***	761
	Subtotal Chartwell Equity Securities			94,472
	Clearing Account
	State Street Bank and Trust		***	-5,793
	Subtotal Clearing Account			-5,793
	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	***	49,205
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	***	102,750
	State Street	SSGA S&P 500 INDEX NON LENDING	***	985,582
	State Street	STATE STREET	***	121,676
	State Street	STATE STREET	***	189,964
	TARGET RETIREMENT 2050	VANGUARD GROUP	***	198,250
	TARGET RETIREMENT 2045	VANGUARD GROUP	***	361,616
	TARGET RETIREMENT 2040	VANGUARD GROUP	***	203,893
	TARGET RETIREMENT 2035	VANGUARD GROUP	***	482,674
	TARGET RETIREMENT 2030	VANGUARD GROUP	***	244,065
	TARGET RETIREMENT 2025	VANGUARD GROUP	***	384,940
	TARGET RETIREMENT 2020	VANGUARD GROUP	***	105,331
	TARGET RETIREMENT 2015	VANGUARD GROUP	***	75,123
	TARGET RETIREMENT INCOME FUND	VANGUARD GROUP	***	53,437
	TARGET RETIREMENT 2055	VANGUARD GROUP	***	127,510
	TARGET RETIREMENT 2060	VANGUARD GROUP	***	63,035
	TARGET RETIREMENT 2065	VANGUARD GROUP, THE	***	8,622
	Subtotal Collective Investment Trusts			3,757,673
	Loomis Sayles Growth Fund
	LOOMIS SAYLES TR CO LLC		***	378,168
	Subtotal Loomis Sayles Growth Fund			378,168
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		***	1,814
	AKAMAI TECHNOLOGIES INC		***	2,467
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ALEXANDRIA REAL ESTATE EQUIT		***	2,871
	AMERICAN CAMPUS COMMUNITIES		***	2,202
	AMERICAN INTERNATIONAL GROUP		***	2,128
	AMERIPRISE FINANCIAL INC		***	3,346
	AMERISOURCEBERGEN CORP		***	1,038
	ARCH CAPITAL GROUP LTD		***	2,478
	AUTOZONE INC		***	1,314
	AXALTA COATING SYSTEMS LTD		***	1,361
	BERRY GLOBAL GROUP INC		***	2,512
	BORGWARNER INC		***	2,041
	BOSTON PROPERTIES INC		***	1,305
	CARTER S INC		***	1,255
	CENTENE CORP		***	3,310
	CENTERPOINT ENERGY INC		***	2,891
	CHAMPIONX CORP		***	1,247
	CHIMERA INVESTMENT CORP		***	2,124
	CLEAN HARBORS INC		***	2,993
	COLUMBIA SPORTSWEAR CO		***	1,715
	CONSTELLATION BRANDS INC A		***	1,973
	COTERRA ENERGY INC		***	1,865
	DARLING INGREDIENTS INC		***	2,854
	DIGITAL REALTY TRUST INC		***	1,450
	DOLLAR TREE INC		***	2,501
	DOVER CORP		***	2,671
	DTE ENERGY COMPANY		***	1,799
	ENCOMPASS HEALTH CORP		***	1,951
	ENTERGY CORP		***	2,972
	ENVISTA HOLDINGS CORP		***	1,847
	ESSEX PROPERTY TRUST INC		***	2,089
	EVERGY INC		***	2,210
	F5 INC		***	2,384
	FMC CORP		***	2,459
	GLOBAL PAYMENTS INC		***	1,729
	GSTIF 25 BPS		***	619
	HAIN CELESTIAL GROUP INC		***	1,108
	HASBRO INC		***	2,017
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	HEXCEL CORP		***	1,424
	HOST HOTELS + RESORTS INC		***	1,042
	HUNTINGTON INGALLS INDUSTRIE		***	748
	INGREDION INC		***	2,964
	ISHARES RUSSELL MID CAP VALUE		***	1,023
	LAMB WESTON HOLDINGS INC		***	1,550
	LEIDOS HOLDINGS INC		***	1,475
	LIVENT CORP		***	2,281
	LKQ CORP		***	2,718
	NISOURCE INC		***	2,024
	PACWEST BANCORP		***	2,124
	PARKER HANNIFIN CORP		***	1,626
	PINNACLE FINANCIAL PARTNERS		***	2,330
	PIONEER NATURAL RESOURCES CO		***	2,614
	PROGRESSIVE CORP		***	2,381
	PTC INC		***	1,502
	QORVO INC		***	2,391
	RACKSPACE TECHNOLOGY INC		***	1,596
	REGAL REXNORD CORP		***	4,186
	REINSURANCE GROUP OF AMERICA		***	2,397
	SCOTTS MIRACLE GRO CO		***	1,424
	SIGNATURE BANK		***	3,167
	SNAP ON INC		***	1,236
	SPIRE INC		***	1,220
	STERLING BANCORP/DE		***	1,951
	TREEHOUSE FOODS INC		***	1,933
	TYSON FOODS INC CL A		***	2,341
	VALERO ENERGY CORP		***	1,568
	VALVOLINE INC		***	1,435
	WABTEC CORP		***	1,830
	WESTERN ALLIANCE BANCORP		***	1,770
	ZIMMER BIOMET HOLDINGS INC		***	1,666
	Subtotal Lee Munder Equity Securities			140,847
	T. Rowe Price
	AAON INC		***	214
	ABERCROMBIE + FITCH CO CL A		***	182
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ACADEMY SPORTS + OUTDOORS IN		***	170
	ACADIA PHARMACEUTICALS INC		***	154
	ACI WORLDWIDE INC		***	323
	ADAPTIVE BIOTECHNOLOGIES		***	137
	ADDUS HOMECARE CORP		***	265
	ADIENT PLC		***	215
	ADVANCED ENERGY INDUSTRIES		***	307
	AGIOS PHARMACEUTICALS INC		***	112
	ALARM.COM HOLDINGS INC		***	164
	ALBANY INTL CORP CL A		***	314
	ALCOA CORP		***	632
	ALECTOR INC		***	55
	ALKERMES PLC		***	198
	ALLOGENE THERAPEUTICS INC		***	31
	ALTAIR ENGINEERING INC A		***	248
	AMEDISYS INC		***	411
	AMERIS BANCORP		***	132
	AMICUS THERAPEUTICS INC		***	157
	AMN HEALTHCARE SERVICES INC		***	665
	APA CORP		***	215
	APELLIS PHARMACEUTICALS INC		***	176
	ARCONIC CORP		***	144
	ARVINAS INC		***	184
	ASBURY AUTOMOTIVE GROUP		***	397
	ASGN INC		***	536
	ASPEN TECHNOLOGY INC		***	355
	ATKORE INC		***	463
	ATRICURE INC		***	201
	AZENTA INC		***	465
	BALCHEM CORP		***	160
	BELLRING INTERMEDIATE HOLDIN		***	171
	BERRY GLOBAL GROUP INC		***	278
	BILL.COM HOLDINGS INC		***	257
	BIOHAVEN PHARMACEUTICAL HOLD		***	431
	BJ S WHOLESALE CLUB HOLDINGS		***	583
	BLACKBAUD INC		***	203
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	BLACKLINE INC		***	126
	BLOOMIN BRANDS INC		***	174
	BLUEPRINT MEDICINES CORP		***	376
	BOOZ ALLEN HAMILTON HOLDINGS		***	304
	BOSTON BEER COMPANY INC A		***	421
	BOX INC CLASS A		***	260
	BOYD GAMING CORP		***	530
	BRIGHT HORIZONS FAMILY SOLUT		***	181
	BRINKER INTERNATIONAL INC		***	41
	BROADRIDGE FINANCIAL SOLUTIO		***	166
	BRUKER CORP		***	169
	BRUNSWICK CORP		***	563
	BUILDERS FIRSTSOURCE INC		***	643
	BURLINGTON STORES INC		***	374
	CABLE ONE INC		***	443
	CACI INTERNATIONAL INC CL A		***	507
	CACTUS INC A		***	184
	CAPRI HOLDINGS LTD		***	320
	CAREDX INC		***	138
	CASELLA WASTE SYSTEMS INC A		***	915
	CASEY S GENERAL STORES INC		***	227
	CATALENT INC		***	459
	CAVCO INDUSTRIES INC		***	323
	CBOE GLOBAL MARKETS INC		***	87
	CERTARA INC		***	102
	CHAMPIONX CORP		***	164
	CHARLES RIVER LABORATORIES		***	378
	CHASE CORP		***	191
	CHEMED CORP		***	110
	CHEMOCENTRYX INC		***	94
	CHOICE HOTELS INTL INC		***	488
	CHURCHILL DOWNS INC		***	729
	CIRRUS LOGIC INC		***	251
	CLEARWAY ENERGY INC C		***	199
	CLEVELAND CLIFFS INC		***	190
	CMC MATERIALS INC		***	268
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	COCA COLA CONSOLIDATED INC		***	400
	COGENT COMMUNICATIONS HOLDIN		***	244
	COGNEX CORP		***	289
	COMFORT SYSTEMS USA INC		***	399
	COMMVAULT SYSTEMS INC		***	289
	CONMED CORP		***	262
	CONSENSUS CLOUD SOLUTION		***	62
	CORVEL CORP		***	412
	CRISPR THERAPEUTICS AG		***	143
	CROCS INC		***	724
	CSW INDUSTRIALS INC		***	142
	CURTISS WRIGHT CORP		***	355
	DARLING INGREDIENTS INC		***	628
	DECIPHERA PHARMACEUTICALS IN		***	19
	DECKERS OUTDOOR CORP		***	790
	DENALI THERAPEUTICS INC		***	209
	DESCARTES SYSTEMS GRP/THE		***	490
	DICK S SPORTING GOODS INC		***	228
	DIGITAL TURBINE INC		***	357
	DIODES INC		***	385
	DOMINO S PIZZA INC		***	91
	DOUBLEVERIFY HOLDINGS INC		***	66
	DOUGLAS DYNAMICS INC		***	87
	EAGLE MATERIALS INC		***	499
	EHEALTH INC		***	27
	ELEMENT SOLUTIONS INC		***	279
	EMCOR GROUP INC		***	517
	EMERGENT BIOSOLUTIONS INC		***	84
	ENSIGN GROUP INC/THE		***	644
	ENTEGRIS INC		***	644
	ENVESTNET INC		***	314
	EPLUS INC		***	95
	EQUITY LIFESTYLE PROPERTIES		***	330
	EURONET WORLDWIDE INC		***	447
	EVERI HOLDINGS INC		***	132
	EXACT SCIENCES CORP		***	182
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	EXELIXIS INC		***	129
	EXLSERVICE HOLDINGS INC		***	525
	EXPONENT INC		***	791
	FABRINET		***	349
	FACTSET RESEARCH SYSTEMS INC		***	229
	FAIR ISAAC CORP		***	380
	FATE THERAPEUTICS INC		***	210
	FEDERAL SIGNAL CORP		***	119
	FIRST BANCORP/NC		***	190
	FIRST INDUSTRIAL REALTY TR		***	418
	FIVE9 INC		***	274
	FLOOR + DECOR HOLDINGS INC A		***	695
	FORMFACTOR INC		***	448
	FORTINET INC		***	277
	GARTNER INC		***	209
	GENERATION BIO CO		***	30
	GIBRALTAR INDUSTRIES INC		***	257
	GLOBAL BLOOD THERAPEUTICS IN		***	113
	GLOBUS MEDICAL INC A		***	430
	GRACO INC		***	285
	GREEN DOT CORP CLASS A		***	41
	GSTIF 25 BPS		***	822
	GXO LOGISTICS INC		***	489
	H.B. FULLER CO.		***	218
	HAEMONETICS CORP/MASS		***	113
	HAIN CELESTIAL GROUP INC		***	270
	HALOZYME THERAPEUTICS INC		***	435
	HELEN OF TROY LTD		***	274
	HERC HOLDINGS INC		***	257
	HEXCEL CORP		***	243
	HILTON GRAND VACATIONS INC		***	276
	HORIZON THERAPEUTICS PLC		***	446
	HYDROFARM HOLDINGS GROUP INC		***	16
	IAA INC		***	395
	ICU MEDICAL INC		***	484
	IGM BIOSCIENCES INC		***	39
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	INGEVITY CORP		***	242
	INNOVATIVE INDUSTRIAL PROPER		***	319
	INSMED INC		***	261
	INSPERITY INC		***	436
	INSPIRE MEDICAL SYSTEMS INC		***	359
	INTELLIA THERAPEUTICS INC		***	418
	INTER PARFUMS INC		***	193
	INVITAE CORP		***	138
	IONIS PHARMACEUTICALS INC		***	133
	IOVANCE BIOTHERAPEUTICS INC		***	112
	IRIDIUM COMMUNICATIONS INC		***	248
	J + J SNACK FOODS CORP		***	299
	JOHN B. SANFILIPPO + SON INC		***	159
	JOHN BEAN TECHNOLOGIES CORP		***	483
	KADANT INC		***	391
	KARUNA THERAPEUTICS INC		***	124
	KODIAK SCIENCES INC		***	323
	KULICKE + SOFFA INDUSTRIES		***	248
	KYMERA THERAPEUTICS INC		***	77
	KYNDRYL HOLDINGS INC		***	116
	LANDSTAR SYSTEM INC		***	297
	LANTHEUS HOLDINGS INC		***	35
	LATTICE SEMICONDUCTOR CORP		***	708
	LCI INDUSTRIES		***	300
	LEGALZOOMCOM INC		***	23
	LGI HOMES INC		***	432
	LINCOLN ELECTRIC HOLDINGS		***	239
	LITTELFUSE INC		***	531
	LOUISIANA PACIFIC CORP		***	425
	LPL FINANCIAL HOLDINGS INC		***	518
	LUMENTUM HOLDINGS INC		***	193
	MADRIGAL PHARMACEUTICALS INC		***	37
	MAGNOLIA OIL + GAS CORP A		***	425
	MANHATTAN ASSOCIATES INC		***	813
	MARAVAI LIFESCIENCES HLDGS A		***	230
	MARKETAXESS HOLDINGS INC		***	371
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	MATADOR RESOURCES CO		***	55
	MAXIMUS INC		***	136
	MAXLINEAR INC		***	458
	MCGRATH RENTCORP		***	104
	MEDPACE HOLDINGS INC		***	735
	MERCURY SYSTEMS INC		***	49
	MERIT MEDICAL SYSTEMS INC		***	366
	METROPOLITAN BANK HOLDING CO		***	53
	MIDDLESEX WATER CO		***	402
	MIRATI THERAPEUTICS INC		***	304
	MKS INSTRUMENTS INC		***	447
	MODIVCARE INC		***	211
	MOLINA HEALTHCARE INC		***	555
	MONOLITHIC POWER SYSTEMS INC		***	261
	MOOG INC CLASS A		***	191
	MORPHIC HOLDING INC		***	47
	MSA SAFETY INC		***	288
	MURPHY USA INC		***	244
	NATIONAL VISION HOLDINGS INC		***	239
	NCINO INC		***	88
	NCR CORPORATION		***	319
	NEOGENOMICS INC		***	362
	NEUROCRINE BIOSCIENCES INC		***	146
	NEVRO CORP		***	170
	NEXSTAR MEDIA GROUP INC CL A		***	357
	NEXTERA ENERGY PARTNERS LP		***	203
	NOVANTA INC		***	653
	NURIX THERAPEUTICS INC		***	37
	NUVASIVE INC		***	73
	OMNICELL INC		***	697
	ONTO INNOVATION INC		***	305
	ORMAT TECHNOLOGIES INC		***	99
	OSI SYSTEMS INC		***	47
	PACIRA BIOSCIENCES INC		***	132
	PALOMAR HOLDINGS INC		***	116
	PAPA JOHN S INTL INC		***	463
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	PATRICK INDUSTRIES INC		***	463
	PAYLOCITY HOLDING CORP		***	326
	PDC ENERGY INC		***	176
	PEGASYSTEMS INC		***	198
	PENNANT GROUP INC/THE		***	129
	PENUMBRA INC		***	394
	PERFICIENT INC		***	348
	PERFORMANCE FOOD GROUP CO		***	189
	PHREESIA INC		***	87
	PLANET FITNESS INC CL A		***	505
	POOL CORP		***	537
	POWER INTEGRATIONS INC		***	536
	PRIMERICA INC		***	724
	PROG HOLDINGS INC		***	119
	PROTHENA CORP PLC		***	148
	PTC INC		***	250
	PTC THERAPEUTICS INC		***	178
	QUAKER CHEMICAL CORPORATION		***	325
	QUALYS INC		***	442
	QUANTERIX CORP		***	69
	QUIDEL CORP		***	114
	RANGE RESOURCES CORP		***	67
	RANPAK HOLDINGS CORP		***	94
	RAPID7 INC		***	361
	RBC BEARINGS INC		***	340
	REATA PHARMACEUTICALS INC A		***	29
	RED ROCK RESORTS INC CLASS A		***	216
	REPAY HOLDINGS CORP		***	72
	REPLIGEN CORP		***	768
	REPLIMUNE GROUP INC		***	75
	RH		***	380
	ROCKET PHARMACEUTICALS INC		***	57
	RYMAN HOSPITALITY PROPERTIES		***	207
	SAGE THERAPEUTICS INC		***	80
	SAIA INC		***	875
	SANDERSON FARMS INC		***	198
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	SAPIENS INTERNATIONAL CORP		***	265
	SAREPTA THERAPEUTICS INC		***	255
	SCHOLAR ROCK HOLDING CORP		***	60
	SCOTTS MIRACLE GRO CO		***	247
	SEAGEN INC		***	174
	SEAWORLD ENTERTAINMENT INC		***	255
	SELECTQUOTE INC		***	26
	SHOALS TECHNOLOGIES GROUP A		***	41
	SHOCKWAVE MEDICAL INC		***	377
	SIGNATURE BANK		***	565
	SIMPLY GOOD FOODS CO/THE		***	87
	SITEONE LANDSCAPE SUPPLY INC		***	703
	SITIME CORP		***	211
	SIX FLAGS ENTERTAINMENT CORP		***	90
	SLM CORP		***	254
	SPS COMMERCE INC		***	606
	SPX CORP		***	264
	SS+C TECHNOLOGIES HOLDINGS		***	300
	STEPAN CO		***	136
	STERIS PLC		***	283
	SUPERNUS PHARMACEUTICALS INC		***	94
	SURGERY PARTNERS INC		***	157
	SYNAPTICS INC		***	320
	TANDEM DIABETES CARE INC		***	639
	TARGA RESOURCES CORP		***	208
	TECHTARGET		***	309
	TELEDYNE TECHNOLOGIES INC		***	324
	TEMPUR SEALY INTERNATIONAL I		***	710
	TERADATA CORP		***	260
	TEREX CORP		***	171
	TERMINIX GLOBAL HOLDINGS INC		***	314
	TERRENO REALTY CORP		***	571
	TEXAS PACIFIC LAND CORP		***	562
	TEXAS ROADHOUSE INC		***	413
	TG THERAPEUTICS INC		***	58
	THRYV HOLDINGS INC		***	140
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	TOPBUILD CORP		***	901
	TORO CO		***	355
	TRAVEL LEISURE CO		***	291
	TREX COMPANY INC		***	546
	TURNING POINT THERAPEUTICS I		***	130
	TWIST BIOSCIENCE CORP		***	155
	TYLER TECHNOLOGIES INC		***	378
	U.S. PHYSICAL THERAPY INC		***	235
	UBIQUITI INC		***	239
	UFP INDUSTRIES INC		***	489
	ULTRAGENYX PHARMACEUTICAL IN		***	478
	UNIFIRST CORP/MA		***	150
	UNIQURE NV		***	56
	UPWORK INC		***	103
	VAIL RESORTS INC		***	451
	VICTORIA S SECRET + CO		***	100
	WATSCO INC		***	263
	WATTS WATER TECHNOLOGIES A		***	425
	WENDY S CO/THE		***	368
	WEST PHARMACEUTICAL SERVICES		***	467
	WESTERN ALLIANCE BANCORP		***	593
	WOODWARD INC		***	231
	WORKIVA INC		***	251
	XENCOR INC		***	177
	XOMETRY INC A		***	44
	XPO LOGISTICS INC		***	226
	ZEBRA TECHNOLOGIES CORP CL A		***	352
	ZENTALIS PHARMACEUTICALS INC		***	112
	ZIFF DAVIS INC		***	255
	ZYMEWORKS INC		***	39
	ZYNGA INC CL A		***	225
	Subtotal T. Rowe Price			93,519
	Loan Fund
*	Notes receivable from Members	Notes receivable from Members, maturing in 2021 through 2033 bearing interest at rates from 4.25% - 9.25%	N/A	71,013
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Subtotal Loan Fund			71,013
	Master Expense Account
*	HARTFORD MASTER EXPENSE FUND		***	7
	Subtotal Master Expense Account			7
	Mutual Funds
*	Hartford HLS Dividend & Growth FD CL IA		***	389,831
*	Hartford HLS Mut Fds Bond HLS FD CL IA		***	218,483
*	Hartford HLS Mut Fds Intl Opportunities HLS FD CL IA		***	102,685
*	Hartford HLS Mut Fds Midcap HLS FD CL IA		***	140,269
	Vanguard Federal Money Market		***	112,765
	Subtotal Mutual Funds			964,033
	Subtotal from first section			5,493,939

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Separate Account GIC
	New York Life			***	106,976
	Subtotal Separate Account GIC				106,976
	Shared Holdings (aa) - HIMCO Bond Fund
	ABBVIE INC	4.25%	11/14/2028	***	566
	AEP TEXAS INC	2.40%	10/1/2022	***	759
	ALLY AUTO RECEIVABLES TRUST	1.96%	12/16/2024	***	319
	AMAZON.COM INC	2.10%	5/12/2031	***	812
	AMERICAN EXPRESS CO	3.00%	10/30/2024	***	1,310
	AMERICAN EXPRESS CREDIT ACCOUN	2.67%	11/15/2024	***	871
	AMERICAN HONDA FINANCE	2.00%	3/24/2028	***	758
	AMERICAN INTL GROUP	3.75%	7/10/2025	***	1,070
	AMPHENOL CORP	2.20%	9/15/2031	***	685
	APPLE INC	2.20%	9/11/2029	***	1,024
	APPLE INC	1.40%	8/5/2028	***	490
	ARTHUR J GALLAGHER + CO	2.40%	11/9/2031	***	739
	ASTRAZENECA FINANCE LLC	1.75%	5/28/2028	***	1,065
	ASTRAZENECA PLC	3.50%	8/17/2023	***	887
	AT+T INC	4.35%	3/1/2029	***	1,265
	BALTIMORE GAS + ELECTRIC	2.25%	6/15/2031	***	751
	BANK OF AMERICA CORP	3.25%	10/21/2027	***	0
	BANK OF AMERICA CORP	2.09%	6/14/2029	***	1,491
	BANK OF AMERICA CREDIT CARD TR	1.74%	1/15/2025	***	867
	BARCLAYS PLC	1.01%	12/10/2024	***	993
	BAYER US FINANCE II LLC	4.38%	12/15/2028	***	838
	BLACKROCK INC	1.90%	1/28/2031	***	592
	BMW VEHICLE OWNER TRUST	1.95%	1/26/2026	***	400
	BNP PARIBAS	2.16%	9/15/2029	***	490
	BOSTON SCIENTIFIC CORP	2.65%	6/1/2030	***	765
	BP CAPITAL MARKETS PLC	3.81%	2/10/2024	***	690
	BURLINGTN NO SF 05 3 TR	4.83%	1/15/2023	***	24
	BURLINGTN NORTH SANTA FE	3.40%	9/1/2024	***	506
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	CALIFORNIA ST	2.37%	4/1/2022	***	1,005
	CANADIAN PACIFIC RAILWAY	1.75%	12/2/2026	***	1,005
	CAPITAL ONE FINANCIAL CO	3.75%	3/9/2027	***	1,083
	CAPITAL ONE PRIME AUTO RECEIVA	1.96%	2/18/2025	***	791
	CFCRE COMMERCIAL MORTGAGE TRUS	3.59%	12/10/2054	***	765
	CHARLES SCHWAB CORP	2.00%	3/20/2028	***	1,268
	CIGNA CORP	4.38%	10/15/2028	***	711
	CIGNA CORP	4.50%	3/15/2021	***	0
	CITIGROUP INC	0.98%	5/1/2025	***	992
	CITIZENS BANK NA/RI	3.70%	3/29/2023	***	480
	COMCAST CORP	3.95%	10/15/2025	***	0
	COMCAST CORP	4.15%	10/15/2028	***	710
	COMM MORTGAGE TRUST	3.76%	2/10/2049	***	1,071
	COMM MORTGAGE TRUST	1.87%	4/12/2035	***	18
	COMMONWEALTH EDISON CO	2.95%	8/15/2027	***	1,055
	CREDIT SUISSE GROUP AG	4.28%	1/9/2028	***	1,113
	CSAIL COMMERCIAL MORTGAGE TRUS	3.81%	11/15/2048	***	1,070
	CVS HEALTH CORP	1.75%	8/21/2030	***	954
	DANSKE BANK A/S	1.55%	9/10/2027	***	581
	DELL INT LLC / EMC CORP	5.45%	6/15/2023	***	286
	DEUTSCHE BANK NY	1.69%	3/19/2026	***	498
	DIAGEO CAPITAL PLC	2.38%	10/24/2029	***	767
	DOMINION ENERGY SOUTH	2.30%	12/1/2031	***	404
	ENTERGY MISSISSIPPI LLC	2.55%	12/1/2033	***	746
	ENTERGY TEXAS INC	1.50%	9/1/2026	***	642
	EVERSOURCE ENERGY	2.75%	3/15/2022	***	501
	EXXON MOBIL CORPORATION	2.44%	8/16/2029	***	1,027
	FANNIE MAE	0.56%	10/22/2025	***	1,951
	FANNIE MAE	0.31%	11/16/2023	***	1,991
	FANNIEMAE ACES	3.35%	3/25/2024	***	620
	FED HM LN PC POOL A11544	5.50%	6/1/2033	***	2
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	FED HM LN PC POOL A15942	6.00%	11/1/2033	***	4
	FED HM LN PC POOL A26586	6.00%	9/1/2034	***	4
	FED HM LN PC POOL A77952	5.00%	5/1/2038	***	6
	FED HM LN PC POOL C03506	6.00%	5/1/2040	***	82
	FED HM LN PC POOL G01629	6.00%	10/1/2033	***	6
	FED HM LN PC POOL G14174	5.00%	3/1/2025	***	3
	FED HM LN PC POOL G60948	3.00%	1/1/2047	***	1,066
	FED HM LN PC POOL J38826	3.50%	5/1/2033	***	283
	FED HM LN PC POOL Q55851	5.00%	5/1/2048	***	457
	FED HM LN PC POOL Q58634	4.00%	9/1/2048	***	1,675
	FED HM LN PC POOL QA9565	3.50%	5/1/2050	***	373
	FED HM LN PC POOL QB3388	2.50%	9/1/2050	***	2,768
	FED HM LN PC POOL QB5150	2.00%	10/1/2050	***	1,113
	FED HM LN PC POOL V82532	3.00%	8/1/2046	***	1,836
	FED HM LN PC POOL V82942	3.00%	2/1/2047	***	1,368
	FED HM LN PC POOL ZL1830	4.00%	8/1/2041	***	73
	FEDEX CORP	2.40%	5/15/2031	***	752
	FHLMC MULTIFAMILY STRUCTURED P	2.68%	10/25/2022	***	1,115
	FIDELITY NATL INFO SERV	1.65%	3/1/2028	***	969
	FNMA POOL 357821	6.00%	5/1/2035	***	66
	FNMA POOL 555417	6.00%	5/1/2033	***	20
	FNMA POOL 555591	5.50%	7/1/2033	***	22
	FNMA POOL 725704	6.00%	8/1/2034	***	15
	FNMA POOL 730716	6.00%	8/1/2033	***	10
	FNMA POOL 734059	5.50%	8/1/2033	***	5
	FNMA POOL 745932	6.50%	11/1/2036	***	29
	FNMA POOL 756154	6.00%	11/1/2033	***	21
	FNMA POOL 792191	5.50%	9/1/2034	***	22
	FNMA POOL 888022	5.00%	2/1/2036	***	45
	FNMA POOL 888341	5.00%	2/1/2037	***	32
	FNMA POOL 890528	5.50%	6/1/2039	***	45
	FNMA POOL 944026	6.50%	8/1/2037	***	98
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	FNMA POOL AA4266	4.50%	5/1/2024	***	2
	FNMA POOL AB0536	6.00%	2/1/2037	***	25
	FNMA POOL AJ5733	3.50%	12/1/2041	***	977
	FNMA POOL AP0632	2.50%	7/1/2027	***	164
	FNMA POOL AR9436	4.00%	8/1/2043	***	9
	FNMA POOL AS8764	2.50%	2/1/2032	***	590
	FNMA POOL AS9763	5.00%	6/1/2047	***	125
	FNMA POOL AW1007	4.00%	5/1/2044	***	526
	FNMA POOL AZ2166	4.00%	7/1/2045	***	599
	FNMA POOL BC1212	3.00%	7/1/2046	***	2,013
	FNMA POOL BC6121	4.00%	6/1/2046	***	204
	FNMA POOL BC9364	3.50%	6/1/2046	***	1,194
	FNMA POOL BD3312	3.00%	10/1/2046	***	234
	FNMA POOL BD5429	2.50%	12/1/2046	***	663
	FNMA POOL BJ0687	5.00%	4/1/2048	***	327
	FNMA POOL BJ0852	4.50%	11/1/2047	***	866
	FNMA POOL BJ1991	4.00%	11/1/2047	***	354
	FNMA POOL BJ7592	4.50%	1/1/2049	***	1,133
	FNMA POOL BJ8271	4.50%	2/1/2048	***	663
	FNMA POOL BK1027	3.50%	3/1/2048	***	317
	FNMA POOL BN6143	4.00%	2/1/2049	***	115
	FNMA POOL BO3694	4.00%	1/1/2050	***	770
	FNMA POOL BO6308	3.50%	9/1/2049	***	286
	FNMA POOL BO6935	3.50%	10/1/2049	***	2,725
	FNMA POOL BQ0561	2.50%	10/1/2050	***	849
	FNMA POOL BQ2127	2.00%	8/1/2050	***	813
	FNMA POOL BQ7764	1.50%	3/1/2051	***	2,370
	FNMA POOL BQ7766	2.00%	3/1/2051	***	2,383
	FNMA POOL FM1251	3.00%	4/1/2045	***	656
	FNMA POOL MA1543	3.50%	8/1/2033	***	576
	FNMA POOL MA2276	2.50%	4/1/2045	***	191
	FREDDIE MAC	0.57%	10/8/2025	***	1,957
	FREDDIE MAC	0.36%	5/15/2024	***	1,977
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	FREDDIE MAC SLST	3.50%	6/25/2028	***	1,029
	FREDDIE MAC SLST	3.50%	5/25/2029	***	439
	GE COMMERCIAL MORTGAGE CORPORA	0.00%	3/10/2044	***	0
	GENERAL ELECTRIC CO	3.45%	5/1/2027	***	530
	GM FINANCIAL SECURITIZED TERM	1.90%	3/17/2025	***	299
	GM FINANCIAL SECURITIZED TERM	0.58%	1/16/2026	***	297
	GM FINANCIAL SECURITIZED TERM	0.50%	2/17/2026	***	247
	GNMA II POOL 003624	5.50%	10/20/2034	***	21
	GNMA II POOL 004599	5.00%	12/20/2039	***	63
	GNMA II POOL 784678	4.00%	1/20/2048	***	466
	GNMA II POOL AB9275	3.00%	12/20/2042	***	483
	GNMA II POOL AC2552	3.50%	1/20/2043	***	528
	GNMA II POOL BH0425	4.50%	6/20/2048	***	145
	GNMA II POOL MA2754	3.50%	4/20/2045	***	387
	GNMA II POOL MA2892	3.50%	6/20/2045	***	178
	GNMA II POOL MA5190	3.00%	5/20/2048	***	517
	GNMA II POOL MA5191	3.50%	5/20/2048	***	76
	GNMA II POOL MA5192	4.00%	5/20/2048	***	82
	GNMA II POOL MA5193	4.50%	5/20/2048	***	63
	GNMA POOL 434787	8.00%	5/15/2030	***	8
	GNMA POOL 485856	6.50%	10/15/2031	***	4
	GNMA POOL 510403	5.00%	1/15/2035	***	7
	GNMA POOL 510844	8.00%	12/15/2029	***	1
	GNMA POOL 533946	6.50%	4/15/2032	***	3
	GNMA POOL 550887	5.00%	8/15/2035	***	8
	GNMA POOL 551077	6.50%	11/15/2031	***	4
	GNMA POOL 551120	6.50%	8/15/2031	***	12
	GNMA POOL 569327	6.50%	4/15/2032	***	52
	GNMA POOL 580880	6.50%	11/15/2031	***	15
	GNMA POOL 622278	5.00%	4/15/2035	***	5
	GNMA POOL 631242	5.50%	6/15/2035	***	29
	GNMA POOL 641601	5.00%	3/15/2035	***	12
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	GNMA POOL 646865	5.00%	8/15/2035	***	9
	GNMA POOL 726316	5.00%	9/15/2039	***	70
	GNMA POOL AM8608	4.00%	6/15/2045	***	197
	GOLDMAN SACHS GROUP INC	2.38%	7/21/2032	***	543
	GOVERNMENT NATIONAL MORTGAGE A	5.00%	8/20/2039	***	24
	GOVERNMENT NATIONAL MORTGAGE A	2.30%	7/16/2057	***	288
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	9/16/2056	***	437
	GS MORTGAGE SECURITIES TRUST	4.24%	8/10/2046	***	1,042
	GSTIF 25 BPS	(0.03)%	12/31/2050	***	5,778
	HOME DEPOT INC	2.95%	6/15/2029	***	800
	HONDA AUTO RECEIVABLES OWNER T	0.46%	4/19/2027	***	377
	HP ENTERPRISE CO	4.90%	10/15/2025	***	721
	HSBC HOLDINGS PLC	3.95%	5/18/2024	***	1,037
	HUDSON YARDS	3.23%	7/10/2039	***	1,067
	HUNTINGTON BANCSHARES	2.55%	2/4/2030	***	762
	IBM CORP	3.50%	5/15/2029	***	1,086
	ING GROEP NV	1.73%	4/1/2027	***	894
	INGERSOLL RAND GL HLD CO	3.75%	8/21/2028	***	820
	JP MORGAN MORTGAGE TRUST	3.00%	10/25/2046	***	215
	JPMBB COMMERCIAL MORTGAGE SECU	3.80%	8/15/2048	***	1,057
	JPMORGAN CHASE + CO	1.58%	4/22/2027	***	989
	KLA CORP	4.10%	3/15/2029	***	847
	LINCOLN NATIONAL CORP	3.80%	3/1/2028	***	823
	LLOYDS BANKING GROUP PLC	3.75%	1/11/2027	***	541
	LOWE S COS INC	3.65%	4/5/2029	***	1,029
	LOWE S COS INC	1.70%	10/15/2030	***	428
	MACQUARIE GROUP LTD	1.34%	1/12/2027	***	730
	MERCEDES BENZ AUTO RECEIVABLES	2.04%	1/15/2026	***	548
	MERCK + CO INC	3.40%	3/7/2029	***	751
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	MITSUBISHI UFJ FIN GRP	1.54%	7/20/2027	***	737
	MONDELEZ INTERNATIONAL	2.75%	4/13/2030	***	774
	MONONGAHELA POWER CO	3.55%	5/15/2027	***	803
	MORGAN STANLEY	1.51%	7/20/2027	***	985
	MORGAN STANLEY BAML TRUST	3.13%	12/15/2048	***	508
	MORGAN STANLEY CAPITAL I TRUST	3.81%	12/15/2048	***	535
	NATWEST GROUP PLC	1.64%	6/14/2027	***	740
	NEW YORK LIFE GLOBAL FDG	1.20%	8/7/2030	***	934
	NSTAR ELECTRIC CO	1.95%	8/15/2031	***	488
	NVIDIA CORP	1.55%	6/15/2028	***	745
	PACIFIC LIFE GF II	1.45%	1/20/2028	***	969
	PENSKE TRUCK LEASING/PTL	4.20%	4/1/2027	***	276
	PNC BANK NA	3.80%	7/25/2023	***	542
	PNC FINANCIAL SERVICES	2.55%	1/22/2030	***	515
	QUALCOMM INC	1.65%	5/20/2032	***	1,032
	RAYTHEON TECH CORP	4.13%	11/16/2028	***	1,567
	SANTANDER HOLDINGS USA	4.40%	7/13/2027	***	549
	SANTANDER UK GROUP HLDGS	1.09%	3/15/2025	***	990
	SMALL BUSINESS ADMINISTRATION	3.20%	3/1/2039	***	1,005
	SMALL BUSINESS ADMINISTRATION	2.31%	8/1/2044	***	404
	SMALL BUSINESS ADMINISTRATION	2.14%	9/1/2044	***	702
	SMALL BUSINESS ADMINISTRATION	2.22%	10/1/2044	***	522
	SMALL BUSINESS ADMINISTRATION	2.48%	11/1/2044	***	646
	SMALL BUSINESS ADMINISTRATION	2.38%	12/1/2044	***	644
	SMALL BUSINESS ADMINISTRATION	1.28%	1/1/2046	***	715
	SMALL BUSINESS ADMINISTRATION	2.21%	2/1/2033	***	255
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	SMALL BUSINESS ADMINISTRATION	3.11%	4/1/2034	***	350
	SMALL BUSINESS ADMINISTRATION	2.87%	7/1/2034	***	258
	SMALL BUSINESS ADMINISTRATION	2.88%	8/1/2034	***	222
	SMALL BUSINESS ADMINISTRATION	2.72%	3/1/2035	***	182
	SMALL BUSINESS ADMINISTRATION	2.77%	5/1/2035	***	243
	SMALL BUSINESS ADMINISTRATION	2.88%	7/1/2035	***	575
	SMALL BUSINESS ADMINISTRATION	2.82%	8/1/2035	***	335
	SMALL BUSINESS ADMINISTRATION	2.82%	9/1/2035	***	326
	SMALL BUSINESS ADMINISTRATION	2.70%	11/1/2035	***	471
	SMALL BUSINESS ADMINISTRATION	2.27%	2/1/2036	***	567
	SMALL BUSINESS ADMINISTRATION	3.77%	10/1/2038	***	851
	SOUTHERN POWER CO	0.90%	1/15/2026	***	798
	STANDARD CHARTERED PLC	1.21%	3/23/2025	***	496
	STATE STREET CORP	3.30%	12/16/2024	***	612
	STATE STREET CORP	2.40%	1/24/2030	***	516
	SUMITOMO MITSUI FINL GRP	1.90%	9/17/2028	***	1,079
	TAKEDA PHARMACEUTICAL	2.05%	3/31/2030	***	774
	TOLEDO EDISON COMPANY	2.65%	5/1/2028	***	1,014
	TOYOTA AUTO RECEIVABLES OWNER	1.68%	5/15/2025	***	911
	TOYOTA MOTOR CREDIT CORP	3.20%	1/11/2027	***	745
	TOYOTA MOTOR CREDIT CORP	2.90%	4/17/2024	***	521
	TRUIST FINANCIAL CORP	1.27%	3/2/2027	***	736
	UBS GROUP AG	2.10%	2/11/2032	***	969
	UBS GROUP AG	4.13%	9/24/2025	***	540
	UNION PACIFIC CORP	2.15%	2/5/2027	***	769
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	UNION PACIFIC CORP	2.38%	5/20/2031	***	408
	UNITEDHEALTH GROUP INC	2.00%	5/15/2030	***	586
	UNITEDHEALTH GROUP INC	2.30%	5/15/2031	***	231
	UNIV OF CALIFORNIA CA REVENUES	3.06%	7/1/2025	***	532
	US 10YR NOTE (CBT)MAR22	0.00%	3/22/2022	***	0
	US 10YR ULTRA FUT MAR22	0.00%	3/22/2022	***	0
	US BANCORP	3.15%	4/27/2027	***	1,071
	US DOLLAR	0.00%	0	***	390
	US TREASURY N/B	1.88%	7/31/2022	***	12,822
	US TREASURY N/B	1.63%	2/15/2026	***	8,217
	US TREASURY N/B	1.63%	4/30/2023	***	11,873
	US TREASURY N/B	1.75%	12/31/2026	***	2,048
	US TREASURY N/B	0.25%	10/31/2025	***	4,835
	US TREASURY N/B	0.38%	12/31/2025	***	11,783
	US TREASURY N/B	0.13%	2/15/2024	***	11,506
	US TREASURY N/B	0.38%	7/15/2024	***	9,335
	VERIZON COMMUNICATIONS	4.33%	9/21/2028	***	820
	VERIZON COMMUNICATIONS	2.10%	3/22/2028	***	752
	VIATRIS INC	2.30%	6/22/2027	***	0
	VIRGINIA ELEC + POWER CO	3.50%	3/15/2027	***	539
	WALMART INC	2.38%	9/24/2029	***	62
	WELLS FARGO + COMPANY	2.41%	10/30/2025	***	1,025
	WESTLAKE CORP	3.60%	7/15/2022	***	581
	WESTLAKE CORP	3.38%	6/15/2030	***	690
	WESTPAC BANKING CORP	2.15%	6/3/2031	***	803
	WORLD OMNI AUTO RECEIVABLES TR	0.61%	10/15/2026	***	991
	WRKCO INC	3.90%	6/1/2028	***	1,096
	XCEL ENERGY INC	3.35%	12/1/2026	***	1,062
	Subtotal Shared Holdings (aa) - HIMCO Bond Fund				233,590
	Shared Holdings (bb) - BNY Mellon Bond Fund
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		***	33,997
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		***	44,429
	BlackRock	BlackRock Asset-Backed Securities Index Fund		***	33,679
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		***	13,130
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		***	28,146
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		***	52,081
	BlackRock	BlackRock Int Government Bond Index		***	4,946
	BlackRock	BlackRock Long term Govt Bond Index Fund		***	42
	PRUDENTIAL			***	193,039
	AEP TEXAS CENTRAL TRANSITION F	2.06%	2/1/2027	***	850
	APPALACHIAN CONSUMER RATE RELI	2.01%	2/1/2024	***	457
	BENCHMARK MORTGAGE TRUST	3.61%	3/15/2062	***	2,471
	CAPITAL ONE MULTI ASSET EXECUT	2.84%	12/15/2024	***	2,407
	CAPITAL ONE MULTI ASSET EXECUT	1.72%	8/15/2024	***	2,395
	CAPITAL ONE MULTI ASSET EXECUT	1.04%	11/15/2026	***	403
	CNH EQUIPMENT TRUST	3.01%	4/15/2024	***	377
	COMM MORTGAGE TRUST	3.15%	8/15/2045	***	2,582
	COMM MORTGAGE TRUST	3.15%	2/10/2047	***	881
	DISCOVER CARD EXECUTION NOTE T	3.04%	7/15/2024	***	1,501
	DISCOVER CARD EXECUTION NOTE T	0.58%	9/15/2026	***	1,674
	DUKE ENERGY FL PROJ FIN	1.73%	9/1/2024	***	610
	FANNIE MAE	4.50%	3/25/2026	***	374
	FANNIE MAE	2.00%	6/25/2030	***	6
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	FANNIE MAE	2.25%	1/25/2043	***	1,294
	FANNIE MAE	3.00%	6/25/2039	***	3,625
	FANNIE MAE	2.00%	5/25/2030	***	1,338
	FANNIE MAE	2.00%	5/25/2033	***	209
	FANNIE MAE	2.50%	7/25/2037	***	2,100
	FANNIE MAE	2.50%	12/25/2037	***	2,469
	FANNIE MAE	4.50%	11/25/2026	***	307
	FANNIE MAE	2.25%	3/25/2039	***	135
	FIFTH THIRD AUTO TRUST	2.64%	12/15/2023	***	931
	FREDDIE MAC	4.00%	8/15/2025	***	562
	FREDDIE MAC	2.00%	1/15/2039	***	64
	FREDDIE MAC	3.00%	2/15/2032	***	67
	FREDDIE MAC	2.50%	4/15/2037	***	2,699
	FREDDIE MAC	3.00%	2/15/2034	***	2,984
	FREDDIE MAC	3.00%	1/15/2041	***	318
	FREDDIE MAC	3.00%	2/15/2044	***	1,334
	FREDDIE MAC	2.50%	12/25/2037	***	2,840
	FREDDIE MAC	2.00%	4/25/2041	***	2,104
	FREDDIE MAC	2.50%	2/25/2038	***	1,982
	FREDDIE MAC	4.00%	4/15/2039	***	14
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	5/16/2026	***	471
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	8/16/2039	***	867
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	10/20/2039	***	49
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	3/20/2042	***	232
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	9/20/2043	***	952
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	3/20/2049	***	823
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	11/20/2048	***	1,833
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	6/20/2036	***	2,817
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	10/20/2035	***	2,026
	GSTIF 25 BPS	(0.03)%	12/31/2050	***	3,895
	HYUNDAI AUTO RECEIVABLES TRUST	0.38%	9/15/2025	***	2,184
	JOHN DEERE OWNER TRUST	0.51%	11/15/2024	***	1,398
	JOHN DEERE OWNER TRUST	0.36%	9/15/2025	***	1,319
	JOHN DEERE OWNER TRUST	0.52%	3/16/2026	***	2,126
	JP MORGAN CHASE COMMERCIAL MOR	2.34%	6/13/2052	***	680
	MERCEDES BENZ AUTO LEASE TRUST	0.40%	11/15/2023	***	1,239
	MORGAN STANLEY CAPITAL I TRUST	3.32%	12/15/2051	***	362
	NISSAN AUTO RECEIVABLES OWNER	1.38%	12/16/2024	***	1,224
	PUBLIC SERVICE NEW HAMPSHIRE F	3.09%	2/1/2026	***	1,054
	UBS COMMERCIAL MORTGAGE TRUST	3.40%	5/10/2045	***	47
	US TREASURY N/B	0.13%	2/15/2024	***	1,919
	US TREASURY N/B	0.38%	9/15/2024	***	6,936
	US TREASURY N/B	0.75%	11/15/2024	***	2,984
	USAA AUTO OWNER TRUST	2.16%	7/17/2023	***	80
	WELLS FARGO COMMERCIAL MORTGAG	2.50%	10/15/2049	***	165
	WORLD OMNI AUTO RECEIVABLES TR	0.81%	10/15/2026	***	2,038
	Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund				487,573
	State Street Government Short Term Investment Fund- Common Collective Trust
	Gstif 25 Bps Gstif 25 Bps			***	16,350
	Subtotal State Street Government Short Term Investment Fund- Common Collective Trust				16,350
	The Hartford Stock Fund
	GSTIF 25 BPS			***	239
*	The Hartford Stock Fund, Common stock			***	219,001
	Subtotal The Hartford Stock Fund				219,240
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Subtotal from this section			1,063,729
	Subtotal from first section			5,493,939

		GRAND TOTAL		6,557,668
aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Ryan Egan
Ryan Egan
Plan Administrator
June 16, 2022

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105706, 333-34092 and 333-157372 on Form S-8 of The Hartford Financial Services Group, Inc. of our report dated June 16, 2022, relating to the financial statements and supplemental schedule of The Hartford Investment and Savings Plan, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 31, 2021.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 16, 2022